SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                         (Amendment #2)

                    PHOENIX TECHNOLOGIES LTD.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           719153-10-8
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 15, 1997
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          Page 1 of 11

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CUSIP No. 719153-10-8           13D/A                Page 2 of 11


1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    94-1672743
     PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a) [   ]
     GROUP                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

  NUMBER OF   7.     SOLE VOTING POWER             1,324,557
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER           N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER        1,324,557
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER      N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH   1,324,557
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ x ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW           7.6%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO

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CUSIP No. 719153-10-8           13D/A                Page 3 of 11

Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on February 26, 1996, as previously amended, with respect to the Common Stock of Phoenix Technologies Ltd. ("Phoenix" or the "Issuer").

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation. The executive officers and directors of Intel Corporation are set forth on Appendix A hereto.

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems

          (d)    Criminal Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    State of Incorporation:

                 Delaware

ITEM 4.   Purpose of the Transaction.

          On February 15, 1996, the Reporting Person acquired 894,971 shares of Common Stock of the Issuer and a warrant (the "Warrant") to purchase up to 1,073,965 additional shares of Common Stock of the Issuer. The shares and

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CUSIP No. 719153-10-8           13D/A                Page 4 of 11

          Warrant were acquired as an investment and in connection with a technology agreement between the Issuer and the Reporting Person pursuant to which the Issuer will become a principal supplier of certain system-level software for certain products of the Reporting Person. The shares of Common Stock subject to the Warrant vest and become exercisable over a period of five years, pursuant to a schedule set forth in the Warrant. On December 15, 1997, an additional 214,793 shares will vest under the Warrant, giving the Reporting Person the vested right to acquire a total of 429,586 shares of Common Stock of the Issuer pursuant to the Warrant. The exercise price for the shares increases each year that the Warrant is in effect, pursuant to a schedule set forth in the Warrant. The Warrant expires on April 30, 2001.

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares Beneficially Owned:  1,324,557
                 shares (of which 429,586 shares are issuable upon exercise of the Warrant by the Reporting
                 Person)*

                 Percent of Class: 7.6% (based upon 16,942,314 shares of common stock outstanding, as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 1997, and assuming the issuance of 429,586 shares of common stock to the Reporting Person pursuant to the Warrant)*

          (b)    Sole Power to Vote, Direct the Vote of, or
                 Dispose of Shares:  1,324,557 shares*

          (c) Recent Transactions: On December 15, 1997, an additional 214,793 shares will vest under the Warrant, giving the Reporting Person the vested right to acquire a total of 429,586 shares of Common Stock of the Issuer pursuant to the Warrant.

          (d)    Rights with Respect to
                 Dividends or Sales           N/A
                 Proceeds:

          (e)    Date of Cessation of Five
                 Percent Beneficial           N/A
                 Ownership:



*Does not include 644,379 additional shares of Common Stock that the Reporting Person has a right to acquire pursuant to the Warrant. Such shares are not beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person does not have a right to acquire such shares within the next 60 days.

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CUSIP No. 719153-10-8           13D/A                Page 5 of 11

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 15, 1997.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

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CUSIP No. 719153-10-8           13D/A                Page 6 of 11

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director:

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Operating Officer of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          The British Petroleum Company plc, Britannic
Address:          House, 1 Finsbury Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The British Petroleum Company plc, an
business and      integrated oil company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

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CUSIP No. 719153-10-8           13D/A                Page 7 of 11

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman of Paramitas Foundation
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors and Chief
Occupation:       Executive Officer of Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman of The Arbor Company
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

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CUSIP No. 719153-10-8           13D/A                Page 8 of 11

Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur Rock and Company, a venture capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          c/o Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Founder of The Stable Network, a
Occupation:       biopharmaceutical consulting company

Name, principal   c/o Intel Corporation
business and      2200 Mission College Boulevard
address of        Santa Clara, CA 95052
corporation or
other
organization in
which employment
is conducted:

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Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development, Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Soldiers Field Park 1-
Address:          411, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Soldiers Field Park 1-411
other             Boston, MA 92163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          405 Hilgard Avenue, Los Angeles, CA 90024
Address:

Principal         Chancellor Emeritus
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        405 Hilgard Avenue
corporation or    Los Angeles, CA 90024
other
organization in
which employment
is conducted:

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CUSIP No. 719153-10-8           13D/A               Page 10 of 11

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Frank C. Gill
Title:      Executive Vice President, General Manager, Internet
            and Communications Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       Paul S. Otellini
Title:      Executive Vice President, Director, Sales and
            Marketing Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Ronald J. Whittier
Title:      Senior Vice President, General Manager, Content Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President, General Manager,
            Microprocessor Products Group

Name:       Michael A. Aymar
Title:      Vice President, General Manager, Desktop Products
            Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       Dennis L. Carter
Title:      Vice President, Director, Sales and Marketing Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Patrick P. Gelsinger
Title:      Vice President, General Manager, Desktop Products
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       John H. F. Miner
Title:      Vice President, General Manager, Enterprise Server
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497


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CUSIP No. 719153-10-8           13D/A               Page 11 of 11

Name:       Stephen P. Nachtsheim
Title:      Vice President, General Manager, Mobile/Handheld
            Products Group

Name:       Ronald J. Smith
Title:      Vice President, General Manager, Computing
            Enhancement Group

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

Name:       Michael R. Splinter
Title:      Vice President, Assistant General Manager, Technology
            and Manufacturing Group